HARRISON LAW, P.A.

Diane J. Harrison Bar Admissions: Florida and Nevada	6860 Gulfport Blvd. S. Unit 162 South Pasadena, Florida 33707 Phone: (941) 723-7564 Fax: (941) 531-4935 HarrisonDJEsq@tampabay.rr.com

June 18, 2007

Ms. Elaine Wolff, Legal Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

Mail Stop 4561

100 F Street, NE

Washington D.C., 20549

Re:

Good Earth Land Sales Company

Third Amendment to Registration Statement on Form SB-2

File No. 333-139220

Filed: June 18, 2007

Dear Ms. Wolff:

The table below contains Good Earth Land Sales Company’s (the Company’s) responses to the SEC’s Comment Letter dated May 29, 2007. On behalf of the Company, I herewith transmit via EDGAR the Company’s Third Amendment to Registration Statement on Form SB-2.

General

1.

The financial statements have been updated to conform to Item 310(g) of Regulation S-B.

Operating History:  Need for Additional Capital, page 17

2.

We modified our disclosure to delete all references to “planned expansion”.  Good Earth will be concentrating its efforts on clients that will be developing properties and will supply their own capital.  It is not possible for Good Earth to provide any estimates or timelines for projects of future clients.  Only when a client has obtained the services of Good Earth will this information be available.

Competitive factors, page 21

3.

We revised the disclosure to clarify that any clients, past or present, are now clients of Good Earth and not of Ms. Maguire personally.

Plan of Distribution, page 9

4.

The SB-2 filed by Good Earth Land Sales Company has each selling security holder selling their shares at a fixed price.  This was done so we could identify each as an underwriter under the Securities Act of 1933, as amended.  Section 2 (11) defines the term “underwriter” to mean “any person who has purchased from an issuer with a view to, or offers or sells for an issuer in connection with, the distribution of any security, or participates or has a direct or indirect participation in any such undertaking, or participates or has a participation in the direct or indirect underwriting of any such undertaking . . . .”  Since the company has

Elaine Wolff, SEC

Re:  Good Earth Land Sales Company

6/18/2007

filed the sale of the shares as self-underwritten, the company deems each selling security holder as an underwriter and has fixed the price at which the shareholders can sell their shares.

Recent Sales of Unregistered Securities, page II-1, page 18

5.

 We revised the disclosure to properly characterize the sale of shares as conducted pursuant to Rule 504 of the Rules of the Securities Act of 1933, as amended.

Sincerely,

/s/ DIANE J. HARRISON

Diane J. Harrison, Esq.

Enclosures:

1.

Good Earth Land Sales Company SB-2/A-3

2.

Exhibit 5.3: Opinion Regarding Legality and Consent of Counsel: by Diane J. Harrison, Esq.

3.

Exhibit 15.1: Acknowledgement of the use of a report on unaudited interim financial information.